Filed Pursuant to Rule 433
Registration No. 333-150622
Pricing Term Sheet
May 5, 2008
NEWFIELD EXPLORATION COMPANY
Pricing Term Sheet — 2018 Fixed Rate Notes

Issuer:	Newfield Exploration Company
Security description:	Senior Subordinated Notes
Distribution:	SEC Registered
Face Amount:	$600,000,000*
Gross proceeds:	$600,000,000
Net proceeds to Issuer (before expenses):	$592,500,000
Coupon:	7.125%
Maturity:	May 15, 2018
Offering Price:	100% of face amount
Yield to maturity:	7.125%
Spread to Benchmark Treasury:	+329 bps
Benchmark Treasury:	UST 3.5% due 2/15/2018
Ratings:	Ba3/BB-
Interest Payment Dates:	May 15 and November 15
First Interest Payment Date:	November 15, 2008
Equity Clawback:	Up to 35% at 107.125% until May 15, 2011
Optional redemption:	Make-whole call @ T+50 bps prior to May 15, 2013 then:
	On or after:	Price:
	May 15, 2013	103.563%
	May 15, 2014	102.375%
	May 15, 2015	101.188%
	May 15, 2016 and thereafter	100.000%
Change of control:	Putable at 101% of principal plus accrued interest
CUSIP:	651290AK4
ISIN:	US651290AK47
Minimum Denominations/Integral Multiples:	$2,000 x $1,000
Trade date:	May 5, 2008
Settlement date:	T+3; May 8, 2008
Joint book-running managers:	JPMorgan
Morgan Stanley
Co-managers:	BMO Capital Markets
CALYON
RBS Greenwich Capital
Wells Fargo Securities
Banc of America Securities LLC
DnB NOR Markets
BBVA Securities
Fortis Securities LLC
Mizuho Securities USA Inc.
Wedbush Morgan Securities Inc.

*	The offering was upsized from an original principal amount of $425,000,000. As a result of the upsize, the issuer’s as adjusted cash and cash equivalents will be $672 million, its total long-term debt will be $1,652 million, and its total capitalization will be $5,189 million.
The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling J.P. Morgan Securities Inc. toll-free at 1-800-245-8812.